FILED DISTRICT COURT
Third Judicial District

MAY - 7 2013

SALT LAKE COUNTY

By ______ Deputy Clerk

IN THE DISTRICT COURT OF THE THIRD JUDICIAL DISTRICT

IN AND FOR SALT LAKE COUNTY, STATE OF UTAH

GREEN AUTOMOTIVE COMPANY,	:	**MEMORANDUM DECISION AND ORDER**
Plaintiff,	:	
vs.	:	
THE BARCLAY GROUP, INC., et al.,	:	**CASE NO. 130902103**
Defendant.	:	

The Court has received a Request to Submit for Decision, filed April 22, 2013, concerning the Plaintiff's request for a preliminary injunction, and that issue is now ready for decision.

The Verified Complaint that initiated this action alleges as follows: Green Automotive Company ("Green") entered a Merger Agreement with another corporation, Matter of Time I Co. ("MOT") at a time when each was a shell corporation. Pursuant to their agreement, MOT dissolved and became part of Green, with Green assuming MOT's status as a reporting company under the Securities Exchange Act. Upon closing of the merger, Green filed a Current Report Super Form 8-K with the SEC, disclosing in its registration statement the type of information that would be in a public offering

prospectus.

Several years earlier, Green issued 6,000,000 and 4,000,000 shares of its common stock to Roundtree Associates, LLC and La Jolla Investments, LLC, respectively. These shares are restricted shares and may not be transferred except in compliance with federal securities laws, but were erroneously or wrongfully issued with a restrictive legend that would notify a prospective purchaser that the shares may not be sold in public transactions except under certain conditions. The shares may not be resold until December 23, 2013.

Since Green became aware that the shares were not issued with the appropriate restrictive legend, it has been trying to obtain the shares to be properly endorsed, or to re-purchase them, or to have them held until December 23. Not all owners of the shares have agreed to one of these options, including the Defendant The Barclay Group ("TBG"), which presented 1,000,000 of the shares in issue here to Defendant Action Stock Transfer Corporation ("Action Stock") for transfer.

In this action, Green seeks a declaratory judgment that the Certificates, currently in Action's possession, are restricted and a restrictive legend should be placed on them, preventing their sale except in compliance with the Securities Act; and for a preliminary injunction against Action, preventing it from transferring the shares except in compliance with the Securities Act. Action is potentially liable to TBG if Action fails to effectuate a transfer of the stock.

On March 22, 2013, the Court[1] issued a Temporary Restraining Order enjoining

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[1]Judge Robin Reese issued the Temporary Restraining Order.

Action from transferring, certificating or authorizing the sale, re-issuance, delivery or re-delivery of certificate numbers 02553 and 02544, representing 1,000,000 shares of its common stock. The Court determined that the threat of harm to Green is irreparable because the transfer would be illegal under applicable securities law, and if the stock is transferred, Green would lose its requested remedy to have a restrictive legend placed on the share certificates. Further, the transfer of the securities would jeopardize Green's ability to complete a financing agreement, and to obtain financing, potentially require Green to dilute the interests of its shareholders. Finally, the Court restrained Green from issuing any new shares of its capital stock during the pendancy of this matter, and set it for a preliminary injunction hearing on March 27.

On that date, TBG filed a Verified Memorandum in Opposition to Plaintiff's Motion for Temporary Restraining Order. TGB argued that 90 days after the Super Form 8-K report was filed in late December 2012, TGB met all the requirements to freely trade the shares in issue. It argued that Green has no standing to enjoin the transfer of the shares because it has no private right of action under SEC Rule 144. Alternatively, TGB asks the Court to substantially increase the bond to $300,000, or 100% of their value as of March 25.

The Court proceed with an evidentiary hearing on March 27, and heard from Justeene Blankenship, President of Action; Frederick Luke, President of Green, and A.O. Headman, an attorney who is an expert in securities law. Their testimony generally supports the allegations made in the Complaint: that the shares in issue are restricted securities and the safe harbor provisions of Rule 144 are not available until one year after the Super Form 8-K Disclosure was filed, potentially subjecting Action to

liability, but also jeopardizing Green's ability to obtain financing and de-valuing its stock.

Because Green was not prepared to address the standing issue at the time of the preliminary injunction hearing, the Court set a schedule for filing an opposition memorandum, as well as a reply. Green's opposition pointed out that at this stage, merely alleging that it will be adversely affected will suffice. Here, Green has alleged that it will be irreparably harmed if TBG transfers the shares inasmuch as it may not be able to obtain financing as anticipated, and its shareholders will suffer from the drop in share prices. Green has also alleged that there is a causal relationship between TGB's transfer of the shares and the harm Green will suffer, and a declaratory judgment would redress its injury. It contends, and the Court agrees, that these allegations are sufficient to satisfy the elements to establish standing.

At the Court's invitation, the parties submitted their closing arguments in writing, which they have done. Having considered these in light of the testimony given on March 27, the Court has determined to convert the temporary restraining order to a preliminary injunction. The shares are in Utah, and the Court therefore has in rem jurisdiction over them. For purposes of issuing this preliminary injunction, and based upon the unrebutted testimony of the witnesses, Green has shown that at the time the shares were issued, Green was or had been a shell company and had not filed a Super Form 8-K. The shares therefore were restricted, and should have had a restrictive legend, but did not. They may not be transferred until one year after the Super Form 8-K was filed, and if they are transferred prematurely, Green will suffer irreparable harm in the absence of a preliminary injunction. This injury outweighs whatever damage the preliminary injunction will have upon Action. The injunction will not be adverse to the

public interest, and there is a substantial likelihood that Green will prevail on the merits of the underlying claim, or the case presents serious issues on the merits which should be the subject of further litigation.

The issuance of this preliminary injunction is without prejudice as to the issues of jurisdiction or other matters which might be more appropriately addressed through dispositive motions or final resolution at trial.

TBG alternatively has requested an increase in the bond. The Court needs more information to assess this request, and the parties are therefore directed to discuss whether they might agree on a stipulated amount. If they are unable to do so, they may contact the Court to set a hearing on the amount of the bond.

Green is directed to present the Court a proposed Preliminary Injunction consistent herewith at an appropriate time after service upon the Defendants.

Dated this 6 day of May, 2013

Kate A Toomey

KATE A. TOOMEY
DISTRICT COURT JUDGE

CERTIFICATE OF NOTIFICATION

I certify that a copy of the attached document was sent to the following people for case 130902103 by the method and on the date specified.

MAIL: JAMES E MAGLEBY Jason A. McNeill 170 S MAIN ST STE 850 SALT LAKE CITY, UT 84101
MAIL: CHRISTOPHER MILLS MCNEILL 5949 SHERRY LANE STE 900 DALLAS TX 75225
MAIL: JEFFREY L SILVESTRINI A.O. Headman 257 E 200 S STE 700 SALT LAKE CITY UT 84111

Date: May 7, 2013

Deputy Court Clerk